UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission File Number 001-12631

A.                                    Full title of the plan and address of the plan, if different from that of the issuer named below:

Consolidated Graphics, Inc. Employee 401(K) Savings Plan.

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Consolidated Graphics, Inc.,

5858 Westheimer, Suite 200, Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.  Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2004 has been omitted because all investment transactions in the Plan were participant directed and therefore, not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Consolidated Graphics, Inc. Employee 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham Langston & Brezina, L.L.P.
Houston, Texas
June 3, 2005

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Registered investment companies (mutual funds)	$74,971,258	$65,148,450
Common collective trust	15,182,438	17,147,845
Consolidated Graphics, Inc. common stock	5,290,652	4,514,102

Participant notes receivable, at cost	2,253,406	2,439,661

Total investments	97,697,754	89,250,058

Participants’ contributions receivable	—	265,209

Total assets	97,697,754	89,515,267

Liabilities:
Excess contributions payable	262,113	238,534

Total liabilities	262,113	238,534

Net assets available for benefits	$97,435,641	$89,276,733

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Dividend and interest income	$176,696	$148,695
Other income	—	8,677
Net appreciation in fair value of investments	10,848,473	16,373,237
Contributions:
Employees	7,150,984	7,007,174
Rollovers from other plans	639,166	654,921

Total additions	18,815,319	24,192,704

Deductions from net assets attributed to:
Benefits and withdrawals	10,622,285	7,918,151
Trustee fees	34,126	50,494
Other	—	9,210

Total deductions	10,656,411	7,977,855

Net increase in net assets available for benefits	8,158,908	16,214,849

Net assets available for benefits, beginning of year	89,276,733	73,061,884

Net assets available for benefits, end of year	$97,435,641	$89,276,733

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                    Description of Plan

The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one month of service and are age nineteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration

The Company created and appointed the members of the Retirement Committee to manage the Plan.  State Street Bank and Trust serves as the Plan trustee/custodian.  ADP Retirement Services is the recordkeeper for the Plan.  Morgan Stanley is the Plan investment advisor.  Plan administrative expenses are either paid by the Plan or the Company.

Contributions

Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($13,000 in 2004 and $12,000 in 2003).  Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending with or after the participant’s 50th birthday.  Participants’ total catch-up contributions during 2004 and 2003 cannot exceed $3,000 and $2,000, respectively.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Although the Plan holds shares of Consolidated Graphics, Inc. common stock, such stock is no longer an investment option as of December 31, 1999.

The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation.  Additional amounts may also be contributed by the employer at the option of the Company’s board of directors.  During 2004 and 2003, the Company made no discretionary contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as described in the Plan.  Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions.  The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment.  A participant vests at a rate of 20% per year until fully vested after five years of credited service.

Participant Notes Receivable

Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan.  Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.

Payment of Benefits

Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in annual installments.  For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.

2.                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options.  These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair value.  Shares of registered investment companies and common collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Company’s common stock is valued at its quoted market price.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.                    Investments

The following investments each represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003

Davis New York Venture Fund	$7,108,058	$6,107,674
Davis Growth Opportunity Fund	5,163,186	—
Franklin Balance Sheet Investment Fund	5,997,414	—
Franklin Small Mid-Cap Growth Fund	5,851,931	5,072,911
ING International Value Fund	5,597,256	—
MS Stable Value Fund	15,182,438	17,147,845
MS S&P 500 Index Fund	11,725,082	11,122,004
Oppenheimer Global Fund	8,863,366	7,765,349
Van Kampen Emerging Growth Fund	7,802,672	7,268,525
Consolidated Graphics, Inc. common stock	5,290,652	4,514,102

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Registered investment companies (mutual funds)	$8,351,177	$14,235,697
Common collective trusts	631,270	770,867
Consolidated Graphics, Inc. common stock	1,866,026	1,366,673

Net appreciation in fair value of investments	$10,848,473	$16,373,237

4.                    Party-in-Interest Transactions

Fees paid by the Company, on behalf of the Plan, were $12,928 and $51,890 for the years ended December 31, 2004 and 2003, respectively.

5.                    Tax Status

The Plan is based on a standardized prototype plan.  The prototype plan received an opinion letter from the IRS dated May 3, 2002.  The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”) of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

6.                    Non-Cash Transactions

During the year ended December 31, 2004, there were no non-cash distributions.  Included in benefits to participants for the year ended December 31, 2003 are non-cash distributions of Consolidated Graphics, Inc. common stock with a value of $101,466.

7.                    Excess Contributions Payable

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2004 and 2003 Plan years.  To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $262,113 and $238,534, including any income attributable thereto, to highly compensated employees by March 15, 2005 and 2004, respectively.

8.                    Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003

Net assets available for benefits per the financial statements	$97,435,641	$89,276,733

Plus: Contributions payable from current year	262,113	—

Net assets available for benefits per Form 5500	$97,697,754	$89,276,733

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003

Net increase in net assets available for plan benefits per the financial statements	$8,158,908	$16,214,849

Plus: Contributions payable from current year	262,113	—

Net increase in net assets available for plan benefits per Form 5500	$8,421,021	$16,214,849

9.                    Prohibited Transactions

On one occasion during the 2004 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants.  In this case, such contributions were subsequently contributed to the trust for the Plan.  Although earnings calculated from such fifteenth business day to the date such contributions were deposited in the trust were not made, management believes the total amount of such earnings and related excise tax will not exceed $10 and management intends to deposit such earnings prior to December 31, 2005.

SUPPLEMENTAL SCHEDULES

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

SCHEDULE H, ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

EIN:  76-0190827

PN:   010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

**	Consolidated Graphics, Inc.	Consolidated Graphics, Inc. common stock	$5,290,652	***
	Calvert	Calvert Income Fund	4,401,712
	Calvert	Calvert New Vision Small Cap Fund	340,102
	Davis	Davis New York Venture Fund	7,108,058	***
	Davis	Davis Growth Opportunity Fund	5,163,186	***
	Franklin	Franklin Balance Sheet Investment Fund	5,997,414	***
	Franklin	Franklin Rising Dividend Fund	555,846
	Franklin	Franklin Small-Mid Cap Growth Fund	5,851,931	***
	ING	ING International Value Fund	5,597,256	***
	Morgan Stanley	MS Stable Value Fund	15,182,438	***
	Morgan Stanley	MS American Opportunities Fund	4,520,958
	Morgan Stanley	MS S&P 500 Index Fund	11,725,082	***
	Morgan Stanley	MS Strategist Fund	1,650,583
	Morgan Stanley	MS U.S. Government Securities Trust	3,010,337
	Oppenheimer	Oppenheimer Global Fund	8,863,366	***
	Van Kampen	Van Kampen Emerging Growth Fund	7,802,672	***
	Van Kampen	Van Kampen Equity & Income Fund	878,522
	Van Kampen	Van Kampen Growth Fund	740,865
	Van Kampen	Van Kampen Growth & Income Fund	763,368
	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 11.5% per year	2,253,406

			$97,697,754

*                       Cost information is not presented because all investments are participant directed.

**                Represents party-in-interest transactions.

***         Represents investments comprising at least 5% of net assets available for benefits.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

SCHEDULE H, ITEM 4d – NON-EXEMPT TRANSACTIONS

DECEMBER 31, 2004

EIN:  76-0190827

PN:   010

Identify of	Relationship
Party Involved	to Plan	Description of the Issue	Amount*

Consolidated	Employer	Consolidated Graphics, Inc. was in violation of the DOL’s regulation
Graphics, Inc.		concerning the timely remittance of participant contributions for the
		month ended December 31, 2004 to trusts containing assets of the Plan.	$395

*The Plan will be credited with the amount of interest income that could have been earned on the investment had the deposit been made on a timely basis.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc.
Employee 401(k) Savings Plan

By:	/s/	G. Christopher Colville
G. Christopher Colville
Member of the Consolidated Graphics, Inc.
Employee 401(k) Savings Plan
Retirement Committee

Date: June 29, 2005